

March 13, 2012

<u>Via E-mail</u>
Philip P. Conti
Senior Vice President and Chief Financial Officer
EQT Midstream Partners, LP
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222

    Re: **EQT Midstream Partners, LP**
               Registration Statement on Form S-1
               Filed February 13, 2012
               File No. 333-179487

Dear Mr. Conti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the registration statement to include all information required by Form S-1 and complete all blanks in the registration statement, subject to Securities Act Rule 430A. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3. Please note that we may have comments on the legal and tax opinions and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

4. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

Table of Contents, page i

5. In the first paragraph following the table of contents, please clarify that investors may also rely on information contained in any free writing prospectus, as such term is defined in Securities Act Rule 405, used in connection with the registration statement. Please also provide a similar clarification in the third paragraph of "Where You Can Find More Information."

Prospectus Summary, page 1

Business Strategies, page 3

6. Please revise the second bullet point to clarify that EQT is under no obligation to share with you its knowledge of, and expertise in, the Marcellus Shale. Please also make a similar revision in "Business—Business Strategies."

The Offering, page 12

7. We note that as part of your use of the net proceeds from the offering contemplated by the registration statement, you intend to fund a cash distribution to EQT, in part for reimbursement of capital expenditures associated with your assets. Please tell us your plans for the remaining cash distribution to EQT from the net offering proceeds. As part of your response, please tell us your consideration for SAB Topic 1B.3.

Risk Factors, page 21

Risks Related to Our Business, page 21

Our future debt levels…, page 39

8. Please quantify the amount of additional debt that you will have the ability to incur under your new revolving credit facility.

Our Cash Distribution Policy and Restrictions on Distributions, page 60

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2010
and the Twelve Months Ended September 30, 2011, page 63

9. We note your disclosure on page 159 that EQT reimburses you under an Omnibus
Agreement for the payment of certain operating and direct expenses. Please tell us how
this agreement impacted your historical and projected cash tables. If this agreement is
not reflected in the tables, please explain to us the reasons for excluding the effects of this
agreement.

Estimated Cash Available for Distribution for the Twelve Month Period Ending March 31, 2013,
page 67

10. We note that the most recent period of historical financial statements included in this
filing is the interim period ended September 30, 2011. Please explain to us why you
believe it is meaningful for your forward looking calculation of pro forma available cash
to be for the 12 months ended March 31, 2013. To the extent there is any seasonality in
your business or the volumes are projected to increase or decrease materially, please
explain to us the reason(s). In addition, please provide us with your estimate of when you
will request effectiveness for this filing and when you will close this offering and whether
you plan on updating your forward looking pro forma information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
93

Factors and Trends Impacting Our Business, page 98

11. We note the risk factors on pages 26 and 38 regarding the impact that historically low
natural gas prices could have on you. Using the framework set forth in Section III.B of
Release No. 33-6835 (May 18, 1989), please provide us with your analysis for why you
have not described the historically low natural gas prices as a known trend or uncertainty
that will, or is reasonably likely to, have a material impact on your liquidity or results of
operations. See Item 303(a) of Regulation S-K and Instruction 3 to Item 303(a) of
Regulation S-K.

Liquidity and Capital Resources, page 105

Operating Activities, page 107

12. Please provide a more informative analysis and discussion of cash flows from operating
activities, including changes in working capital components, for each period presented.
In doing so, please explain the underlying reasons and implications of material changes

between periods to provide investors with an understanding of trends and variability in cash flows. See Item 303(a) of Regulation S-K and Release No. 33-8350 (December 19, 2003).

13. We note the disclosure on page 106 that your working capital requirements have been and will continue to be driven by certain factors including, but not limited to, changes in accounts receivable and accounts payable. Please note that Instruction 5 to Item 303(a) of Regulation S-K provides for guidance on the discussion regarding a registrant's short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Please confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and expand the disclosure in the registration statement accordingly.

Business, page 125

Competitive Strengths, page 127

14. Please briefly describe what you mean by balancing services in the fourth bullet point.

Our Relationship with EQT, page 129

15. You make several statements on page 131 regarding EQT's operating plans in 2012 for the Jupiter, Saturn and Mercury gathering systems. Please disclose your basis for these statements. Please also disclose the basis for your expectation that EQT might develop in partnership with you additional midstream assets. Please clarify, if correct, that notwithstanding your expectation, EQT is under no obligation to do so.

Management, page 149

Directors and Executive Officers of Our General Partner, page 150

16. With respect to Mr. Crawford and Ms. Bone, please disclose the principal business of Equitable Utilities and whether such company is affiliated with you. See Item 401(e)(1) of Regulation S-K.

17. Please briefly discuss the specific experience, qualifications, attributes or skills that led to your general partner's conclusion that Messrs. Porges, Conti, Crawford and Bone should serve as its directors. See Item 401(e)(1) of Regulation S-K.

Committees of the Board of Directors, page 151

Conflicts Committee, page 151

18. It appears that your general partner will not have at least two independent members on its board of directors at the closing of the offering contemplated by the registration statement. Accordingly, your general partner's conflicts committee will not be operational at such time. If correct, please disclose this fact in this subsection. Please also disclose how your general partner intends to review and resolve matters that otherwise would have been reviewed and resolved by the conflicts committee during the period when the committee is not operational. For example, we note the disclosure in "Certain Relationships and Related Transactions—Omnibus Agreement—Amendment and Termination" that prior approval of the conflicts committee is required for amendment or modification to the Omnibus Agreement that would be adverse in any material respect to holders of your common units.

19. We note the statement that matters approved by the conflicts committee in good faith will be conclusively deemed to be not a breach by your general partner of any duties it may owe you or your unitholders. Please revise your disclosure to clarify against which standard breach would be measured (e.g., the relevant provision of the partnership agreement) and disclose the rights and remedies of unitholders to bring action against your general partner for its failure to act in good faith, when acting in its capacity as your general partner, when your general partner's decision was approved by the conflicts committee.

Certain Relationships and Related Transactions, page 158

Distributions and Payments to Our General Partner and Its Affiliates, page 158

Formation Stage, page 158

20. Please confirm to us that you will disclose the amount of common units and subordinated units to be beneficially owned by your general partner and its affiliates after the completion of the offering contemplated by the registration statement and the percentage of outstanding common units and subordinated units, respectively, represented by such amounts.

Contracts with Affiliates, page 161

21. Please disclose the following information for your last three completed fiscal years. See Item 404(a)(4) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K.

- Percentage of natural gas throughput on your transmission system accounted for by agreements with EQT.

- Percentage of transmission revenues accounted for by transportation agreements with EQT.

- Percentage of storage revenues accounted for by agreements with EQT.

- Percentage of gathering throughput accounted for by agreements with EQT.

- Percentage of gathering revenues accounted for by agreements with EQT.

Review, Approval or Ratification of Transactions with Related Persons, page 164

22. Please disclose the categories of persons that you anticipate will be included in the term "related persons." Please also disclose, or cross-reference to disclosure of, the anticipated role of the conflict committee for the review, approval and ratification of transactions with related persons. See Item 404(b) of Regulation S-K.

Conflicts of Interest and Fiduciary Duties, page 165

Conflicts of Interest, page 165

23. We note the statement in the second sentence of the second paragraph that your general partner may, but is not required to, seek approval from the conflicts committee to resolve conflicts. Please disclose how your general partner's board of directors will decide whether to seek approval from the conflicts committee. If it does not have a procedure or will decide on a case-by-case basis, then please include a statement to such effect.

Units Eligible for Future Sale, page 190

24. Please disclose the following amounts as of the anticipated closing date of the offering contemplated by the registration statement. See Item 201(a)(2)(ii) of Regulation S-K.

- The amount of common units eligible for resale pursuant to Securities Act Rule 144.

- The amount of common units that you have agreed to register for sale for your general partner and its affiliates under your partnership agreement.

Forward-Looking Statements, page 218

25. Please explain to us the legal basis for your express disclaimer in the last sentence on page 219 of any obligation to update or revise forward-looking statements.

EQT Midstream Partners Predecessor Financial Statements, page F-8

Notes to Unaudited Financial Statements, page F-30

Note 9. Subsequent Event Disclosure, page F-35

26. We note disclosure here and elsewhere in the prospectus that at the closing of the offering contemplated by the registration statement, you will transfer ownership of the Sunrise Pipeline to EQT and then enter into a capital lease with EQT for the lease of the Sunrise Pipeline, which you will operate. Please tell us how you intend to account for this apparent sale and leaseback transaction including a detailed description of the authoritative accounting literature relied upon.

Item 17. Undertakings, page II-2

27. Please include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer at (202) 551-3855 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Dietrich King at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson
       Baker Botts L.L.P.